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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

UNUSUAL INCREASE IN SHARE TRADING PRICE

This announcement is made at the request of The Stock Exchange of Hong Kong Limited in relation to the unusual increase in the share trading price of the shares of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) on January 7, 2009.

Reference is made to the Company’s announcements dated 10 November 2008 titled “Issue of New Ordinary Shares under General Mandate and Resumption of Trading” and 24 December 2008 titled “Unusual Increase in Share Trading Price”.

The Company continues to look for potential strategic and/or other opportunities with a view to enhancing shareholder value for the Company. The Company is not aware of any other reasons that may contribute to the unusual increase in share price of the shares of the Company. Subject to the above, the Company is not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R.Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
January 7, 2009